Exhibit 8.1

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization
Correvio Pharma Corp.	Canada
Cardiome International SA	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland
Correvio (UK) Ltd.	United Kingdom